Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent - MARCUM LLP

We consent to the inclusion in this Registration Statement of Rimini Street, Inc. on Form S-1 of our report dated March 16, 2017, with respect to our audits of the financial statements of GP Investments Acquisition Corp. (now known as Rimini Street, Inc.) as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the period from January 28, 2015 (inception) through December 31, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on October 16, 2017 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York

November 21, 2017